Exhibit 4.1

AMENDMENT TO AMENDED AND RESTATED
RIGHTS AGREEMENT

AMENDMENT (this “Amendment”) dated as of February 23, 2011 to the AMENDED AND RESTATED RIGHTS AGREEMENT dated as of December 20, 2005 (the “Rights Agreement”) by and between QUICKSILVER RESOURCES INC., a Delaware corporation (the “Corporation”), and MELLON INVESTOR SERVICES LLC, a New Jersey limited liability company (the “Rights Agent”).

WHEREAS, the Corporation may from time to time supplement or amend the Rights Agreement pursuant to Section 27 thereof; and

WHEREAS, the Corporation desires to amend the Rights Agreement as set forth herein;

NOW, THEREFORE, the parties hereto hereby agree as follows:

Section 1. Amendments. (a)  The following new Section 35 is hereby inserted immediately after Section 34 of the Rights Agreement:

“Section 35.  Limited Waivers.  Notwithstanding anything to the contrary in this Agreement, none of (x) Quicksilver Energy L.P., SPO Partners II, L.P. or any of their respective Affiliates or (y) any Other Potential Equity Investor (as defined in the Limited Waivers referred to in clauses (i) and (ii) below) shall become an Acquiring Person solely by reason of any communications expressly permitted by, and conducted in accordance with the terms of, (i) that certain Limited Waiver dated as of February 23, 2011 between the Corporation and Quicksilver Energy L.P. (as it may be amended from time to time with the consent of the Transaction Committee of the Board of Directors of the Corporation) and (ii) that certain Limited Waiver dated as of February 23, 2011 between the Corporation and SPO Partners II, L.P. (as it may be amended from time to time with the consent of the Transaction Committee of the Board of Directors of the Corporation).”

(b) Exhibit B to the Rights Agreement is hereby amended by changing the signature guarantee references therein from: “Signatures must be guaranteed by a bank, trust company, broker, dealer or other eligible institution participating in a recognized signature guarantee medallion program.” to the following:

“Signatures must be guaranteed by a participant in a Medallion Signature Guarantee Program at a guarantee level acceptable to the Company’s transfer agent.”

Section 2.  Effect of Amendment.  Except as expressly amended hereby, the Rights Agreement shall remain in full force and effect in accordance with the provisions thereof.  From and after the date hereof, any reference to the Rights Agreement shall mean the Rights Agreement as amended hereby.

Section 3.  Governing Law.  This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts made and to be performed entirely within such State; except that all provisions regarding the rights, duties and obligations of the Rights Agent shall be governed by and construed in accordance with the law of the State of New York applicable to contracts made and to be performed entirely within such state.

Section 4.  Counterparts.  This Amendment may be executed in any number of counterparts, each of which shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officers, all as of the day and year first written above.

QUICKSILVER RESOURCES INC.

By:	/s/ John C. Cirone
	Name:	John C. Cirone
	Title:	Senior Vice President — General Counsel

MELLON INVESTOR SERVICES LLC

By:	/s/ Janis Mason
	Name:	Janis Mason
	Title:	Vice President, Relationship Manager